SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 1)

(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

CHINA CORD BLOOD CORPORATION
(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Warrants to Purchase Ordinary Shares
(Title of Class of Securities)

KYG211071181

(CUSIP Number of Shares Underlying Warrants)

Albert Chen
+852 3605 8180
albert.chen@chinacordbloodcorp.com
48th Floor, Bank of China Tower
1 Garden Road
Central, Hong Kong S.A.R.
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
with a copy to:
Mitchell S. Nussbaum, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154
(212) 407-4000

CALCULATION OF FILING FEE
Transaction valuation* $4,622,180.85	Amount of filing fee $329.56 (1)

*
Estimated for purposes of calculating the amount of the filing fee only. China Cord Blood Corporation (the “Company”) is offering holders of 13,206,231 of the Company’s warrants (the “Warrants”), which consist of (i) 11,289,663 warrants initially issued in the initial public offering of the Company’s predecessor, Pantheon China Acquisition Corp. (“Pantheon”) and (ii) 1,916,568 warrants initially issued to certain of Pantheon’s founding shareholders in a private placement that closed simultaneously with its initial public offering, the opportunity to exchange such Warrants for the Company’s shares, par value $0.0001 per share (“Shares”) by tendering eight (8) Warrants in exchange for one (1) Share.  The amount of the filing fee assumes that all outstanding Warrants will be exchanged and is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, which equals $71.30 for each $1,000,000 of the value of the transaction.  The transaction value was determined by using the average of the high and low prices of publicly traded Warrants on November 9, 2010, which was $0.35.

(1)	Previously paid.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐           third-party tender offer subject to Rule 14d-1.
☑           issuer tender offer subject to Rule 13e-4.
☐           going-private transaction subject to Rule 13e-3.
☐           amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission (the “Commission”) on November 10, 2010, by China Cord Blood Corporation, a Cayman Islands company (the “Company”). The Schedule TO relates to the offer by the Company to all holders of the Company’s outstanding warrants (the “Warrants”) to purchase an aggregate of 13,206,231 ordinary shares of the Company, par value $0.0001 per share (the “Shares”), to receive one (1) Share in exchange for every eight (8) of our Warrants tendered by the holders thereof. The ratio was selected by the Company to provide the holders of the Warrants with an incentive to exchange the Warrants. The offer is subject to the terms and conditions set forth in the Offer Letter, dated November 10, 2010 (the “Offer Letter”), a copy of which was attached to the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal, a copy of which was attached to the Schedule TO as Exhibit (a)(1)(B) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Warrants consist of publicly traded warrants to purchase an aggregate of 11,289,663 Shares that were issued in the initial public offering of the Company’s predecessor Pantheon China Acquisition Corp. (“Pantheon”) and warrants to purchase an aggregate of 1,916,568 Shares that were issued in a private placement that closed simultaneously with the initial public offering. Unless otherwise indicated herein, capitalized terms used herein have the same meanings given to them in the Offer Letter.

Except as provided herein, this Amendment does not alter the terms and conditions previously set forth in the Schedule TO, and should be read in conjunction with the Schedule TO, including all exhibits filed therewith.

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Item 10.	Financial Statements.

(a) Financial Information.

Incorporated herein by reference are (i) the Company’s financial statements that were filed with its Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 16, 2010, as amended by Amendment No. 1 to the Company’s Annual Report on Form 20-F/A filed with the Securities and Exchange Commission on October 20, 2010, (ii) the Company’s financial results for the first quarter ended June 30, 2010, that were included in the Company’s Form 6-K filed with the Securities and Exchange Commission on September 10, 2010 and (iii) the information under the heading “Ratio of Earnings to Fixed Charges” in the Company’s Registration Statement on Form F-3 (File No. 333-168873).  In addition, the information set forth in the Offer Letter under “The Offer, Section 9. Financial Information Regarding the Company” is incorporated herein by reference.

(b) Pro Forma Information.

Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHINA CORD BLOOD CORPORATION

By:	/s/ Albert Chen
Name: Albert Chen
Title: Chief Financial Officer

Date: November 19, 2010

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